July 2, 2014

Sheila Stout
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:       AFL-CIO Housing Investment Trust
File No.:811-3493, 333-59762 and 2-78066

Dear Ms. Stout:

This letter is in response to your comments relating to the report on Form N-CSR (the “Report”) of the AFL-CIO Housing Investment Trust (herein, “Registrant” or the “Trust”), as filed with the Securities and Exchange Commission (the “Commission”) on March 10, 2014.  You advised us that this review was conducted in accordance with the Sarbanes-Oxley Act of 2002.  In order to assist with your review, we have included each of your comments below, followed by the Trust’s response.

Comment No. 1:  Confirm that the calculation of the annualized expense ratio is based on the expenses for the most recent fiscal half-year.

Response:  The Trust confirms that the annualized expense ratio contained in the Report is based on the expenses incurred in the most recent fiscal half-year period. That said, the Trust will modify its future filings to further clarify this disclosure.

Sheila Stout
Securities and Exchange Commission
July 2, 2014

Comment No. 2:  The Registrant’s Statement of Assets and Liabilities does not include payables from its wholly owned subsidiary, Building America CDE, Inc.

Response:  The Trust did not report payables related to Building America CDE, Inc. (“BACDE”) on its Statement of Assets and Liabilities because the amount was not material.  However, detailed information about BACDE, including its summarized financial statements and payables to the Trust, were included in Note 3, Transactions with Related Entities, of the “Notes to the Financial Statements.”

Comment No. 3:  The Registrant’s Statement of Assets and Liabilities should include a line item for Commitments and Contingencies, as well as a reference to Note 4.

Response:  In future filings, the Trust will include a line item for Commitments and Contingencies and a reference to Note 4, Commitments, of the “Notes to the Financial Statements.”

Comment No. 4:  The Registrant’s Schedule of Portfolio Investments includes a column relating to commitment amounts for unfunded commitments without indicating the amount and schedule of funding such commitments.  Consider removing these columns from the schedule and providing the information relating to unfunded commitments in a table format in the “Notes to the Financial Statements.”

Response:  The Trust has considered the manner in which information related to unfunded commitments is presented in the Schedule of Portfolio Investments and corresponding Notes.  The Trust has consulted with its Independent Registered Public Accounting Firm (“Independent Auditor”) and it concurs with the Registrant's determination that the presentation satisfies Securities and Exchange Commission guidance for disclosure at the security level and we therefore believe that the presentation is appropriate.  Nevertheless, the Trust will revisit the manner in which commitment amounts are presented in the Schedule of Portfolio Investments and corresponding Notes with its Independent Auditor.

Comment No. 5:  Confirm that the Trust continues to believe that the consolidation of the financial statements of its subsidiary, BACDE, is not appropriate in light of guidance contained in ASC 2013-08 related to the definition of an Investment Company.

Response: The Trust confirms that it continues to believe that it is not appropriate to consolidate the financial statements of its subsidiary, BACDE. Rule 6-03(c)(1)(i) of Regulation S-X provides, in pertinent part, that "statements of the registrant may be consolidated only with the statements of subsidiaries which are investment companies."  The Trust has consulted with outside counsel on the definition of investment company under the Investment Company Act of 1940

Sheila Stout
Securities and Exchange Commission
July 2, 2014

and with its Independent Auditor on the definition of investment company under ASC 2013-08, and each has concurred with the Registrant’s determination that BACDE does not meet the definition under either standard.  Accordingly, the Trust has concluded and continues to maintain the position that consolidating the financial statements of BACDE is neither required nor appropriate under current regulations applicable to investment companies.

Comment No. 6:  Please clarify the valuation methodology of the Registrant’s wholly-owned subsidiary, BACDE in the “Notes to the Financial Statements”.

Response:  The shares of BACDE are valued at their fair value determined in good faith under consistently applied procedures adopted by the Trust’s Board of Trustees, which approximates its carrying value. BACDE is a Community Development Entity (CDE) that holds New Markets Tax Credits (NMTC) allocation authority and is certified by the Community Development Financial Institutions Fund (CDFI Fund) of the U.S. Department of the Treasury.  The Trust has concluded that its fair value methodology is appropriate due to various factors, including:

●	As a CDE, BACDE cannot be sold as a stand-alone entity due to CDFI restrictions. Therefore, “sale” data for a comparable entity is not available in the marketplace;
●	BACDE’s primary assets are cash and accounts receivables;
●	BACDE has a limited operational history (i.e., since 2011).

In addition, the Trust’s Independent Auditor has reviewed the methodology and factors applied to determine BACDE’s fair value and have deemed them to be appropriate.

Comment No. 7:  The Registrant should provide additional detail relating to “Other Multifamily Investments” in Note 1, Investment Valuation, in the “Notes to the Financial Statements” consistent with the presentation in the Schedule of Portfolio Investments and include corresponding ASC 820 level categorization.

Response:  The Trust will work with its Independent Auditor and revise the disclosure related to Other Multifamily Investments in Note 1, Investment Valuation in future filings.

Comment No. 8:  Confirm that the Registrant is including all required disclosure related to affiliated subsidiaries under Regulation S-X 12-14.

Response:  The Trust confirms that all required disclosure relating to affiliated subsidiaries pursuant to Regulation S-X 12-14 is included in the Schedule of Portfolio Investments and Note 3, Transactions with Related Entities.

Sheila Stout
Securities and Exchange Commission
July 2, 2014

Comment No. 9:  The Registrant should include a brief description of all services provided by its independent auditor in the disclosure of other fees provided in response to Item 4(d) of Form N-CSR.

Response:  The Trust will describe the services provided by the Independent Auditor in future filings.  By way of example, the Report would have been revised to include a brief description that the aggregate fees billed by the Trust’s Independent Auditor for all services other than those set forth in paragraphs (a), (b) and (c) of Item 4 was for a Global Investment Performance Standards review.

Further, in connection with the staff’s review of its report on Form N-CSR, the Registrant acknowledges that, with respect to the filings made by the Registrant with the Commission and reviewed by the staff:

(a)           The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)           Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments on any of the foregoing or require additional information with respect to any matter, please do not hesitate to contact the undersigned at 202-467-2146.

Very truly yours,

/s/ Nicholas C. Milano
Nicholas C. Milano
General Counsel

cc:        John Sweeney
(Chair, Board of Trustees)

                Richard Ravitch
(Chair, Executive Committee of the Board of Trustees)

            Marlyn Spear
(Chair, Audit Committee of the Board of Trustees)

Martin E. Lybecker
Mary C. Moynihan
(Perkins Coie LLP)